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                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION             1-9334
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25                        058264102

                          NOTIFICATION OF LATE FILING

(Check One) X Form 10-K  __ Form 20-F __ Form 11-K  __ Form 10-Q  __ Form N-SAR
            -
                 For Period Ended: June 30, 2001
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________


   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

                       Baldwin Technology Company, Inc.
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Full Name of Registrant


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Former Name if Applicable

                              12 Commerce Drive
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Address of Principal Executive Office (STREET AND NUMBER)

                              Shelton, CT  06484
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 X       (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X       (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 __      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     As stated in the Company's press release dated September 28, 2001, the Company has divested its roll handling group. Management's involvement in negotiating and finalizing this transaction, which closed on September 26, 2001, precluded the Company from a timely filing without unreasonable effort and expense. All of the information necessary for a complete and accurate filing for the annual report could not be done on a timely basis.





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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Vijay C. Tharani               (203)                403-1000
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).

                               [X]  Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               [X] Yes    [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company anticipates that it will have a net loss of approximately $18,172,000 for the year ended June 30, 2001, as compared to net income of $4,836,000 for the year ended June 30, 2000. This decrease in net income is primarily the result of a charge against earnings for an impairment of assets of approximately $15,518,000, which resulted primarily from the sale of the previously announced roll handling group which closed on September 26, 2001. Additionally, the Company recorded restructuring charges of approximately $2,277,000 for the fiscal year ended June 30, 2001. The prior years results included a $4,147,000 income tax benefit as a result of a reduction of a valuation allowance associated with certain foreign net operating losses, no such benefit has been recorded in the current period.

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                       Baldwin Technology Company, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  September 28, 2001              By:  /s/ Vijay C. Tharani
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                                                Vijay C. Tharani
                                                Chief Financial Officer